

Mail Stop 3561

June 14, 2007

Mr. Gary A. Harmon
Chief Financial Officer
The Dixie Group, Inc.
2208 South Hamilton Street
Dalton, Georgia 30721-4974

      RE: The Dixie Group, Inc.
              Form 10-K for Fiscal Year Ended December 30, 2006
              Filed March 9, 2007
              File No. 0-2585

Dear Mr. Harmon:

      We have reviewed your response letter dated June 5, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Form 10-K for Fiscal Year Ended December 30, 2006

Financial Statements

Consolidated Statements of Cash Flows, page 32

1.   We considered your response to comment one from our letter dated May 10, 2007. Given that the classification of income taxes paid is inconsistent with GAAP and that the classification error is quantitatively material to cash flows from operating activities, we believe that you should amend your filing to correct the classification error. Please do so. Please disclose the restatement, the nature of the classification error and effect of its correction on each financial statement line item in accordance with paragraph 26 of SFAS 154 and label the appropriate column in the statement as "restated."

Notes to Consolidated Financial Statements, page 34

Note D. Discontinued Operations, page 39

2.	We reviewed your response to comment two from our letter dated May 10, 2007. Please explain to us in more detail why you believe the settlement is directly related to the disposal of the textile segment. In doing so, provide facts and circumstances that clearly demonstrate the cause-and-effect relationship. Also, given that the additional settlement loss was recognized upon termination of the plan and distribution of plan assets, explain in detail why your decision to terminate the plan is an event directly related to the disposal. In addition, explain the interrelationship between your decision to terminate the plan and distribute plan assets and the settlement delays attributable to employee rights to elect lump sum settlement options. Further, describe the events and circumstances that prevented you from terminating the plan and distributing plan assets within one year following the disposal of the textile segment. Finally, please tell us the amounts of settlement gains and losses recognized in each year from 1998 to present and how you recognized changes in estimates of settlement gains and losses from the measurement date to the date of plan termination.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief